United States

Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5) *

Digital Impact

(Name of Issuer)

Common Stock, .0001 Par Value

(Title of Class of Securities)

25385G106 (CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 25385G106

1.	Name of Reporting Persons I.R.S. Identification Nos. Of Persons (Entities Only) Draper Fisher Associates Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 (See Items 2 and 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 25385G106

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) Draper Fisher Management Company IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 (See Items 2 and 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) OO

CUSIP NUMBER 25385G106

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) Draper Fisher Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 (See Items 2 and 4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) OO

CUSIP NUMBER 25385G106

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 (See Items 2 and 4) 7. Sole Dispositive Power 0 (See Items 2 and 4) 8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) IN

CUSIP NUMBER 25385G106

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) John H.N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 (See Items 2 and 4) 7. Sole Dispositive Power 0 (See Items 2 and 4) 8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) IN

CUSIP NUMBER 25385G106

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 (See Items 2 and 4) 6. Shared Voting Power 0 (See Items 2 and 4) 7. Sole Dispositive Power 0 (See Items 2 and 4) 8. Shared Dispositive Power 0 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (see Instructions) IN

Item 1	(a)	Name of Issuer: Digital Impact

Item 1	(b)	Address of Issuer’s principal executive offices: 777 Bovet Road, Suite 300, San Mateo, CA 94402

Item 2.		This Schedule 13G is filed on behalf of (i) Draper Fisher Associates Fund IV, L.P., a California limited partnership (“Draper Fund IV”), (ii) Draper Fisher Management Company IV, LLC, a California limited liability company (“Draper Management IV”), (iii) Draper Fisher Partners IV, LLC, a California limited liability company (“Draper Partners IV”), (iv) Timothy C. Draper, a United States citizen (“Draper”), (v) John H.N Fisher, a United States citizen (“Fisher”), and (vi) Stephen T. Jurvetson, a United States citizen (“Jurvetson”). Draper Fund IV, Draper Management IV, Draper Partners IV, Draper, Fisher and Jurvetson are collectively referred to as the “Filing Persons.”

Relationships

1. Draper Fund IV is a limited partnership venture fund.

2. Draper Management IV is the general partner of Draper Fund IV. The managing directors of Draper Management IV are Timothy C. Draper, John H. N. Fisher and Stephen T. Jurvetson.

3. Draper Partners IV is a side-by-side fund of Draper Fund IV. Messrs. Draper, Fisher and Jurvetson are managing members of Draper Partners IV.

Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held directly by Draper Fund IV, Draper Management, and Draper Partners IV, except to the extent of their pecuniary interest therein.

Item 2	(a)	Name of person filing: Draper Fisher Associates Fund IV, L.P. Draper Fisher Management Company IV, LLC Draper Fisher Partners IV, LLC Timothy C. Draper John H.N. Fisher Stephen T. Jurvetson

Item 2	(b)	Address of principal business office or, if none, residence: 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2	(c)	Citizenship:

		Draper Fisher Associates Fund IV, L.P.	California

		Draper Fisher Management Company IV, LLC	California

		Draper Fisher Partners IV, LLC	California

		Timothy C. Draper	United States

		John H.N. Fisher	United States

		Stephen T. Jurvetson	United States

Item 2	(d)	Title of class of securities: Common Stock

Item 2	(e)	CUSIP No.: 25385G106

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the act (15 u.s.c. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the act (15 u.s.c. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the act (15 u.s.c. 78c).

	(d)	☐	Investment company registered under section 8 of the investment company act of 1940 (15 u.s.c. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(e);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(f);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(g);

	(h)	☐	A savings association as defined in section 3(b) of the federal deposit insurance act (12 u.s.c. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment company act of 1940 (15 u.s.c. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(j).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Associates Fund IV, L.P. Draper Fisher Management Company IV, LLC Draper Fisher Partners IV, LLC Timothy C. Draper John H.N. Fisher Stephen T. Jurvetson

	A.	Amount Beneficially owned: 0

	B.	Percent of Class: 0%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power: 0

		2.	shared voting power: 0

		3.	sole dispositive power: 0

		4.	shared dispositive power: 0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006	DRAPER FISHER ASSOCIATES FUND IV, L.P.

	By:	Draper Fisher Management Company IV, LLC

		By:	/s/ Timothy C. Draper
		Name:	Timothy C. Draper
		Title:	Managing Director of the General Partner

DRAPER FISHER MANAGEMENT COMPANY IV, LLC

	By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Director

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H.N. Fisher
John H.N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

DRAPER FISHER PARTNERS IV, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

By:	/s/ John H.N. Fisher
Name:	John H.N. Fisher
Title:	Managing Member

By:	/s/ Stephen T. Jurvetson
Name:	Stephen T. Jurvetson
Title:	Managing Member

Exhibit Index

Exhibit	Description
99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith